MDS Inc. 2700 Matheson Blvd. East Suite 300, West Tower Mississauga, ON L4W 4V9 Canada www.mdsinc.com	Tel: 416 675-7661
Telephone: 416 675-6777 ext. 32230 Fax: 416 675-4095 Email: zelia.dossantos@mdsinc.com

December 15, 2006

All Securities Commissions
Toronto Stock Exchange

Dear Sirs:

RE:	MDS INC. Annual and Special Meeting of Shareholders

We wish to advise you of the following dates in connection with our Annual and Special Meeting of Shareholders:

DATE OF MEETING:	March 8, 2007
RECORD DATE FOR NOTICE:	January 9, 2007
RECORD DATE FOR VOTING:	January 9, 2007
Beneficial Determination Date:	January 9, 2007
MATERIAL MAIL DATE:	January 29, 2007
SECURITIES entitled to vote:	Common
Routine Business:	Yes [ ] No [x ]
CUSIP:	55269P302

Yours truly,

MDS INC.

/s/ Zelia dos Santos

Zélia dos Santos
Manager, Corporate Compliance